EMI

RECEIVED
2006 MAY 11 P 12:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

3rd May, 2006.

Attn: Filing Desk - Stop 1-4

06013335

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 28th April 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) a news release, dated 3rd May 2006, confirming that on 1st May 2006 EMI Group plc (EMI) made an approach to Warner Music Group Corp. (Warner Music) in connection with a proposed offer by EMI to acquire all of the outstanding shares of Warner Music for $28.50 per share, in a combination of cash and EMI shares. Subsequently, on 2nd May 2006, Warner Music informed EMI that it did not wish to enter into discussions regarding EMI's proposal.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 06/38

3 May 2006

Following recent press speculation, EMI Group plc (EMI) confirms that on 1 May 2006 it made an approach to Warner Music Group Corp. (Warner Music) in connection with a proposed offer by EMI to acquire all of the outstanding shares of Warner Music for $28.50 per share, in a combination of cash and EMI shares. Subsequently, on 2 May 2006, Warner Music informed EMI that it did not wish to enter into discussions regarding EMI's proposal.

The Board of EMI continues to believe that an acquisition of Warner Music by EMI would be very attractive to both sets of shareholders but will only pursue a transaction that delivers enhanced value and earnings accretion to EMI shareholders.

EMI will make further announcements as appropriate.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959